UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of May 2025

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 15, 2025

COSAN S.A.

By:	/s/ Rodrigo Araujo Alves
	Name:	Rodrigo Araujo Alves
	Title:	Chief Financial Officer

1

Results

1Q25

cosan

1Q25 Results

São Paulo, May 15, 2025 - COSAN S.A. (B3: CSAN3; NYSE: CSAN) announces today its results for the first quarter of 2025 (1Q25), in accordance with the accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS). Comparisons in this release consider 1Q25 vs. 1Q24, except when indicated otherwise.

1Q25 Highlights

EBITDA[1] Under Management[2]	Net Income Cosan Corporate[3]	Net Debt Cosan Corporate[3]
R$5.0 bln	**R$(1.8) bln**	**R$17.5 bln**
(R$ 7.2 bln at 1Q24)	(-R$ 0.2 bln at 1Q24)	(R$ 23.5 bln at 1Q24)

Dividends and IoC Received Cosan Corporate[3]	DSCR[4] Cosan Corporate[3]	LTIF[5] Cosan Portfolio[6]
R$1.5 bln	**1.2x LTM**	**0.31**
(R$ 0.9 bln at 1Q24)	(1.1x at 4Q24)	(0.29 at 4Q24)

(1) Includes specific effects as detailed in this document; (2) EBITDA under management: 100% of the adjusted EBITDA of Cosan S.A.'s businesses; (3) Composition of Cosan Corporate as detailed in this document; (4) Debt Service Coverage Ratio = Net dividends and net interest on capital received LTM / Interest Paid LTM; (5) Lost time injury frequency = Number of accidents per million hours worked; (6) Considers information from Rumo, Compass, Moove, Radar, Cosan Holding, and Raízen.

The year 2025 begins with great volatility and a challenging macroeconomic scenario. Even in a quarter marked by adversities we had relevant operational results in our businesses. At Rumo, there was a reduction in transported volume, mainly due to: (i) lower availability of agricultural commodities for transport and a more adverse competitive environment; and (ii) the shutdown of the Tronco Sul line caused by extreme weather events in May 2024. However, these effects were offset by the diversification of the commercial portfolio, with emphasis on the ramp-up of pulp and bauxite transport, in addition to the increase in market share in the state of Goiás. Compass again recorded significant growth, both in natural gas distributed volume with a richer mix and Compagas consolidation, as well as in Edge, through the strategy of LNG cargo optimization and volume increase addressed to the free market. At Moove, the quarter was marked by lower volumes and results in Brazil, explained by the fire that occurred at the beginning of February at the Ilha do Governador Complex. The company quickly activated contingency plans and continues to work on business continuity management and the process of resuming its volumes. Radar's land portfolio recorded a divestment in the first quarter and delivered growth due to results from leases during the period. Finally, Raízen continues its turnaround plan, initiating a new phase, starting since April, with a focus on its core business, concluding the crop year with: (i) negative impact from the severe dry climate and of wildfires in the sugarcane fields; (ii) fuel distribution delivered normalized margin in line with expectations, despite an environment marked by informality in the sector and challenges in the supply strategy; and (iii) effect of trading operations that faced significant challenges urging an adjustment in the trading operation with greater alignment to the company's core business.

Executive Summary

BRL mln	1Q25	1Q24	Change	4Q24	Change
Cosan Corporate[1]					
Net income (Loss)	(1,788)	(192)	n/a	(9,297)	-81%
Net debt	17,478	22,713	-23%	23,462	-26%
Dividends and interest on capital received[2]	1,467	911	61%	1,016	44%
LTM interest coverage ratio, net	1.2x	1.1x	0.1x	1.1x	0.1x
Cosan portfolio					
Adjusted EBITDA[3,4]					
Rumo	1,635	1,689	-3%	1,667	-2%
Compass	1,297	893	45%	1,251	4%
Moove	232	341	-32%	297	-22%
Radar	141	136	3%	1,496	-91%
Raízen	1,720	3,674	-53%	3,093	-44%
Investments[3,4]					
Rumo	1,765	967	82%	1,882	-6%
Compass	466	531	-12%	713	-35%
Raízen	4,507	5,120	-12%	2,796	61%
Others[6]	55	37	47%	54	0%

Notes: (1) Composition of Cosan Corporate as detailed on page 21; (2) Considers the net value of taxes and other shareholders received at Cosan Corporate, including the effect of capital reduction; (3) Considers 100% of the individual results of the businesses, including Raízen S.A.; (4) Adjusted EBITDA excludes one-off effects, detailed on page 23 of this report; (5) Investments accounted for on a cash basis and exclude M&A; (6) Considers the investments of other segments Moove, Radar, and Cosan Corporate.

In the first quarter of 2025, Cosan Corporate reported a net loss of R$1.8 billion, which is R$1.6 billion lower than the result presented in 1Q24. This decrease is primarily due to the lower contribution from businesses via equity pickup method.

Corporate net debt in 1Q25 totaled R$17.5 billion, R$6.0 billion lower than in 4Q24. This reduction is mainly explained by the proceeds from the sale of Vale shares and liability management actions carried out during the period. As a result, in addition to the debt reduction, the average cost of debt decreased from CDI+1.40% to CDI+0.91%, and the average maturity increased to 6.4 years, compared to 6.1 years in 4Q24.

Debt Service Coverage Ratio (DSCR) ended the period at 1.2x, an increase of 0.1x compared to 4Q24, due to higher cash yield and lower interest expenses, resulting from the liability management actions that will be addressed in item B.1 Debt.

Regarding the performance of the business portfolio in 1Q25: (i) Rumo's results were impacted by lower transported volumes; (ii) Compass's EBITDA reflected the results of LNG cargo optimization carried out by Edge and better margins in the distribution segment; (iii) Moove's performance was affected by the reduction in sales volume due to the fire at the Rio de Janeiro plant; (iv) Radar's quarterly results were composed of recurring revenue from leasing the agricultural properties in the portfolio, which was slightly above the previous year; and (v) lower commercialized volumes of traded fuels and own sugar, as along with the impact of trading operations pressured Raizen's operational results.

Contents

A. Cosan Corporate Result

The result of Cosan Corporate, presented on an accounting basis, except when otherwise indicated, is composed of: (i) equity pickup from direct and indirect interests held in subsidiaries, jointly controlled entities, and associates - see map presented on page 23; (ii) general and administrative expenses of Cosan's corporate structure and other operating income/expenses, mainly composed of contingencies; (iii) financial result that reflects the net cost of the Company's capital structure, among other factors; and (iv) taxes applicable to the transactions.

A.1 Equity Pickup

BRL mln	1Q25	1Q24	Change	4Q24	Change
Rumo	(30)	112	(142)	(80)	50
Compass (Cosan Dez)[1]	346	247	99	409	(63)
Moove	21	126	(105)	110	(89)
Radar[2]	34	31	3	405	(371)
Subsidiaries (a)	371	516	(145)	844	(473)
Raízen[3]	(129)	(46)	(83)	(132)	4
Raízen (Cosan Nove)[3]	(1,008)	(357)	(651)	(1,032)	24
Shared-control company (b)	(1,137)	(403)	(734)	(1,164)	27
Associated companies (c)[4]	-	426	(426)	(4,892)	4,892
Equity pickup Cosan Corporate (a+b+c)	(766)	539	(1,305)	(5,212)	4,446

Notes: (1) The subsidiary Cosan Dez, which holds 88% of Compass, was created in the context of the investment in Vale, being consolidated in the Corporate, and the effect of the participation of the preferred shareholder (Bradesco BBI S.A.) is shown in the line of results attributed to non-controlling shareholders; (2) Result composed of participation in Radar, Tellus, and Janus, of 50%, 20%, and 20% respectively; (3) The subsidiary Cosan Nove, which holds 39.1% of Raízen S.A., was created in the context of the investment in Vale, being consolidated in the Corporate, and the effect of the participation of the preferred shareholder (Itaú Unibanco S.A.) is shown in the line of results attributed to non-controlling shareholders; additionally, Cosan maintained a direct participation of 5% in Raízen; (4) Composed of the equity method result of Vale from December 2023 onwards.

Cosan Corporate presented, during the period, an equity pickup that was R$1.3 billion lower than 1Q24, totaling a negative R$766 million, due to (i) the negative result of Raízen from lower volumes of fuel and own sugar sold, the negative effect of trading operations, as well as increased financial expenses due to higher interest rates scenario and debt level; (ii) the divestment in Vale, whose result impacted the comparative quarter; (iii) the reduction in transported volume at Rumo; (iv) at Moove, the 10% decrease in sales volume and lower margins, as a consequence of the fire at the Rio de Janeiro plant. These effects were partially offset by Compass' positive result, with higher distributed volume, the effect of a richer mix due to the residential and commercial segments, as alongside with the result of LNG cargo optimization, and increased volume sold to free market customers at Edge.

Compared to 4Q24, the positive variation is mainly explained by the recognition of the impairment in Vale's participation carried out in the comparative quarter.

A.2 G&A and Other

BRL mln	1Q25	1Q24	Change	4Q24	Change
Selling, general & administrative expenses[1]	(59)	(105)	46	(40)	(19)
Other net operating income (expenses)[1]	174	(14)	188	(122)	296
Depreciation and amortization	5	4	1	4	1
EBITDA ex equity pickup (MEP)[2]	119	(115)	235	(158)	277

Notes: (1) As of 4Q23, it includes the results of pre-operational businesses and other investment projects of Cosan, as well as the intermediate holdings Cosan Oito and Cosan Dez; (2) Does not include results from discontinued operations.

The general and administrative expenses of Cosan Corporate amounted to R$59 million in the first quarter of 2025, a reduction of R$ 46 million compared to the previous year, due to the lower value paid in the remuneration and long-term compensation plan in 2025, plus lower corporate structure costs.

Other operating income (expenses) totaled a credit of R$174 million in 1Q25, an improvement of R$188 million compared to 1Q24, due to the realization of previously deferred results from the sale of Vale shares.

A.3 Financial Result

BRL mln	1Q25	1Q24	Change	4Q24	Change
Cost of gross debt	(793)	(1,117)	325	(1,611)	818
Perpetual notes	11	(85)	96	(423)	434
Other debts (Cosan S.A. and Offshores)	(804)	(1,032)	228	(1,188)	384
Income from financial investments	237	71	166	86	150
(=) Interest on net debt	(556)	(1,047)	491	(1,525)	969
Total Return Swap (TRS)	(52)	(427)	375	(597)	545
Other charges and monetary variation[1]	(91)	518	(609)	88	(179)
Banking expenses, fees and other[2]	(22)	(9)	(13)	(128)	106
(=) Other effects	(164)	83	(247)	(637)	473
Net financial result	(721)	(964)	243	(2,162)	1,441

Notes: (1) Includes the effects of MtM and unwinding of derivatives in 1Q24 related to the investment in Vale's equity interest; (2) Includes the transfer to banks in 1Q24 related to the investment in Vale's equity interest.

The cost of gross debt was R$ 793 million in 1Q25, a reduction of R$ 325 million compared to the same period. This reduction comes from the lower gross debt balance, a consequence of the liability management actions carried out in the first quarter, and also from the impact of the Brazilian real appreciation on USD perpetual bonds.

In the period, the yield on financial investments totaled R$237 million, an increase of R$166 million compared to 1Q24 due to the higher cash balance and interest rate scenario. The weighted average cost of Cosan's Corporate debt decreased from CDI+1.40%[1] p.a. in 4Q24 to CDI+0.91%[1] p.a. in 1Q25.

Other effects ended the quarter at R$ 164 million due to the negative movement of the Total Return Swap (TRS) mark-to-market, resulting from the devaluation of CSAN3 shares from R$8.36 in 4Q24 to R$7.76 in 1Q25. Additionally, the comparative period presented a positive impact with the early settlement of the Collar Financing derivatives.

In the period, the net financial result totaled an expense of R$721 million, a positive variation of R$243 million compared to the same period of the previous year due to the reduction in debt cost, higher yield on financial investments, and lower impacts of the TRS and exchange rate variation.

Notes: (1) Includes all debts detailed in item B.1 Debt, including the Perpetual Bond.

A.4 Income Tax and Social Contribution

BRL mln	1Q25	1Q24	Change	4Q24	Change
Operating profit (loss) before taxes	(1,372)	(544)	(828)	(7,536)	6,164
Income and social contribution taxes: nominal rate (%)	*34.0%*	*34.0%*		*34.0%*	
Theoretical expense with income and social contribution taxes	467	185	281	2,562	(2,096)
Equity pickup	(260)	183	(444)	(1,772)	1,512
Other	(866)	(17)	(848)	(2,963)	2,098
Effective expense with income and social contribution taxes	(659)	351	(1,010)	(2,173)	1,513
Income and social contribution taxes, effective rate (%)	*-48.1%*	*64.5%*		*-28.8%*	
Expenses with income and social contribution taxes					
Current	(0)	(7)	7	(62)	62
Deferred	(659)	358	(1,017)	(2,111)	1,452

In 1Q25, income tax and social contribution were impacted by the non-recognition of deferred tax and the fiscal effects of temporary differences that give rise to significant parts of Cosan's deferred tax assets and liabilities.

A.5 Net Income

BRL mln	1Q25	1Q24	Change	4Q24	Change
Equity pickup	(766)	539	(1,305)	(5,212)	4,446
G&A	(59)	(105)	46	(40)	(19)
Other net operating income (expenses)	174	(14)	188	(122)	296
Financial results	(721)	(964)	243	(2,162)	1,441
Expenses with income and social contribution taxes	(659)	351	(1,010)	(2,173)	1,513
Non-controlling shareholders	244	1	243	199	45
Discontinued operation	-	-	-	213	(213)
Net income (Loss)	(1,788)	(192)	(1,596)	(9,297)	7,510
Impairment[1]	-	-	-	4,814	(4,814)
Provision for deferred Income Tax and CSLL expenses[2]	-	-	-	2,885	(2,885)
Adjusted net income (Loss)	(1,788)	(192)	(1,596)	(1,598)	(190)

Notes: (1) One-off impact related to the impairment of the investment in Vale at Cosan Corporate and the South Network at Rumo, following the climatic events that occurred in Rio Grande do Sul; (2) Provision of R$ 2.9 billion related to the possible non-realization of deferred Income Tax (IR) and Social Contribution on Net Income (CSLL).

Cosan Corporate posted a net loss of R$1.8 billion in 1Q25, due to the lower equity pickup result as explained in item A.1 Equity Pickup (MEP) of this report.

When compared to 4Q24, the variation is due to the impairment recognition of the Vale's investment and the provision for deferred Income Tax and Social Contribution expenses made in the last quarter of 2024.

B. Capital Structure and Cash Flow - Cosan Corporate

B.1 Debt

BRL mln	Company	1Q25	1Q24	Change	4Q24	Change
Cosan Corporate						
Debentures[1]	Cosan S.A.	11,627	8,202	3,425	10,988	639
Bond (Senior Notes 2027)	Offshores	-	2,014	(2,014)	2,476	(2,476)
Bond (Senior Notes 2029)	Offshores	2,890	3,689	(799)	4,639	(1,748)
Bond (Senior Notes 2030)	Offshores	1,596	2,779	(1,183)	3,384	(1,788)
Bond (Senior Notes 2031)	Offshores	1,863	3,014	(1,151)	3,683	(1,821)
Perpetual bonds	Offshores	2,907	2,530	378	3,135	(228)
Other[2]	Cosan S.A.	1,026	2,942	(1,917)	1,020	6
(-) MTM	Cosan S.A.	(220)	128	(348)	(1,534)	1,314
Gross debt (ex-IFRS 16)		21,689	25,297	(3,608)	27,790	(6,102)
(-) Cash, cash equivalents and securities		(4,211)	(2,584)	(1,627)	(4,328)	117
Cash and cash equivalents		(3,209)	(1,626)	(1,583)	(3,384)	175
Securities		(1,002)	(958)	(44)	(944)	(58)
Net debt (a)		17,478	22,713	(5,235)	23,462	(5,984)

Notes: (1) Net value of issuance structures in the international capital markets; (2) Commercial Note in 2025 and 4131 in the comparative periods.

Cosan Corporate ended the quarter with gross debt of R$21.7 billion, R$3.6 billion lower than 1Q24 and a reduction of R$6.1 billion compared to 4Q24, reflecting the active liability management actions performed during the period, as detailed in the table below.

Net debt at the end of 1Q25 was R$17.5 billion, R$6.0 billion lower than in 4Q24 due to the inflow of funds from the sale of Vale's shares.

B.1.1 Liability Management Strategy

The following table presents the history of strategic liability management movements initiated in January 2025.

	Jan/25	Jan/25	Jan/25	Mar/25	Mar/25
What?	Reduction of gross debt	Reduction of gross debt	Reduction of gross debt	Reduction of gross debt	Extension and reduction of the average cost of debt
How?	Early redemption of the 1st series of the 3rd debenture issuance[1] (R$ 750 million)	Early redemption of senior notes 2027[2] (R$ 2.3 bln)	Tender offer for senior notes 2029, 2030, and 2031[3] (R$ 1.3 bln, R$ 1.6 bln, R$ 1.7 bln)	Tender offer for the 5th and 6th debenture issuance[4] (R$ 1.1 bln)	12th debenture issuance[4] (R$ 2.4 bln)

Nota (1) Announced in January 2025 and completed in February 2025. (2) Announced in January 2025 and executed in March 2025. (3) Announced in January 2025 and executed in February 2025 and March 2025. (4) Announced and completed in March 2025.

Results

▼ 26%	▼ CDI+0.91%	▲ 0,1x	▲ 6.4 years	● Grace period for amortizations until 2028.
Net Debt (vs. Dec/24)	Average cost vs. (CDI+1.40% Dec/24)	DSCR (vs. Dec/24)	Average term (vs 6.1 years Dec/24)	

The aforementioned movements, as along with the debt amortization schedule of the Company as of March 31, 2025, with an average term of approximately 6.4 years, representing an increase of 0.3 years compared to 4Q24, are presented in the chart below:


Amortization Schedule[1]
(R$ Mn)
Average term 6.4 years
Average cost
4,211
5,203
3,501
3,371
Cash
2025
2026
2027
2028
2029
2030
2031
2032
2033
2034
2035+

Notes: (1) Includes only the principal amount of the debts, without considering interest and MTM. Considers the Perpetual Notes in the 2035+ tower, amounting to R$ 2,871 million; (2) Includes all debts detailed in the Cosan 1Q25 Earnings Release.

B.1.2 Leverage and Debt Service Coverage Ratio (DSCR)

BRL mln	1Q25	1Q24	Change	4Q24	Change
Gross debt (a)	89,411	78,223	14%	90,082	-1%
Cosan Corporate	21,689	25,297	-14%	27,790	-22%
Business	67,722	52,926	28%	62,292	9%
Cash, cash equivalents and marketable securities (b)	(29,424)	(28,397)	4%	(25,940)	13%
Cosan Corporate	(4,211)	(2,584)	63%	(4,328)	-3%
Business	(25,213)	(25,812)	-2%	(21,612)	17%
Net debt for leverage[1] (c = a - b)	59,987	49,827	20%	64,142	-6%
EBITDA LTM[2] (d)	15,455	23,771	-35%	16,721	-8%
Effect of lease liabilities (IFRS16) (e)	(2,368)	(2,144)	10%	(2,525)	-6%
EBITDA LTM (ex-IFRS16) (f = d + e)	13,087	21,627	-39%	14,195	-8%
Adjusted EBITDA LTM (ex-IFRS16)[3] (f = d + e)	21,194	21,627	-2%	22,017	-4%
Pro forma Leverage (g = c / f)	2.8x	2.3x	0.5x	2.9x	-0.1x

Notes: (1) Net debt on a pro forma basis, i.e., includes 50% of the amounts related to Raízen, and excludes lease liabilities (IFRS16); (2) EBITDA for the last 12 months on a pro forma basis, i.e., includes 50% of Raízen without one-off adjustments; (3) Excludes one-off effects of impairments from Vale and Rumo.

The leverage ratio ended the quarter at 2.8x, 0.1x less than 4Q24, explained by the lower net debt in the period, partially offset by the reduction in LTM EBITDA.

Cosan Corporate - BRL mln	1Q25	1Q24	Change	4Q24	Change
Net Dividends and Interest on Capital received LTM[1] (a)	3,430	2,670	760	3,551	(121)
Interest paid LTM[2], net (b)	2,801	2,481	320	3,221	(420)
Interest Coverage, net (c = a / b)	1.2x	1.1x	0.1x	1.1x	0.1x

Notes: (1) Reconciliation in the dividend table in item B.3 Dividends; (2) Includes payment of interest, derivatives linked to debts, and bank derivative expenses.

Since 4Q23, we have been presenting the Debt Service Coverage Ratio (DSCR) of Cosan Corporate for the last twelve months, which is calculated by dividing:

- Net Dividends/Interest on Capital (IoC) received LTM: dividends, IoC, and capital reductions received minus dividends paid to preferred shareholders in the last twelve months; and
- Net Interest Paid LTM: considers cash yield, interest paid, and interest derivatives paid in the last twelve months.

This is a fundamental metric in financial management that complements the holding's debt view, considering its flows of dividend and IoC receipts against its financial obligations.

In 1Q25, the DSCR was 1.2x, an increase of 0.1x in relation to 4Q24. This improvement in the indicator reflects the progresses of liability management actions carried out in 1Q25, which reduced the cost of debt and, consequently, interest payments during the period. It also includes the receipt of funds related to the additional distribution from Compass in the form of capital reduction, in addition to the positive impact of cash yield. When compared to 1Q24, the improvement was 0.1x, due to the higher balance of dividends and IoC received in the last twelve months.

B.2 Redemption value of preferred shares

To facilitate the understanding and enhance transparency, we report in the table below the value of a potential of the preferred shares held by Cosan Nove and Cosan Dez at the end of 1Q25. The calculation is based on the initial amount of R$8.1 billion in December 2022, adjusted by the current weighted average rate of CDI + 0.6%, less the dividends paid to non-controlling preferred shareholders *(for more information, see explanatory note 5.7 Financial Risk Management in the Financial Statements of March 31, 2025)*.

On March 31, 2025, we redeemed a portion of the preferred shares issued by Cosan Nove S.A., which were subscribed by Itaú in December 2022, totaling R$2.2 billion. Cosan's equity interest in Cosan Nove increased to 87.3%.

BRL mln	Initial financial rescue value of preferred shares	Update	Redeemed value of preferred shares	Dividends paid[1]	Updated financial rescue value on 03/31/2025
Cosan Nove	4,115	1,139	(2,169)	(845)	2,240
Cosan Dez	4,000	1,159	-	(1,398)	3,761
Total	**8,115**	**2,298**	**(2,169)**	**(2,243)**	**6,001**

Note: (1) Includes the effects of capital reduction

B.3 Dividends

The table below shows a reconciliation of dividends and interest on capital, on a cash basis, received by Cosan Corporate, detailed by subsidiaries, as well as the capital reductions and dividends paid by Cosan to its shareholders.

BRL mln	1Q25	1Q24	Change	1T25 LTM	1T24 LTM	Change
Dividends and interest on capital received (a)[1]	1,467	911	61%	4,891	3,492	40%
Raizen	46	294	-84%	46	794	-94%
Compass (Cosan Dez)[1]	1,320	-	n/a	3,520	880	n/a
Rumo	-	-	n/a	52	37	n/a
Moove	-	-	n/a	639	172	n/a
Radar	14	40	-64%	231	183	27%
Other	88	577	-85%	403	1,425	-72%
Dividends and interest on capital paid	(677)	-	n/a	(2,300)	(1,620)	42%
Cosan S.A. shareholders	-	-	n/a	(839)	(798)	5%
Preferential shareholders (b)	(371)	-	n/a	(1,039)	(822)	26%
Preferred shareholders Capital reduction (c)	(306)	-	n/a	(422)	-	n/a
Net dividends received (d) = (a) - (b) - (c)	790	911	-13%	3,430	2,670	28%

Notes: (1) Includes the effects of capital reduction

B.4 Statement of Cash Flow

BRL mln	1Q25	1Q24	Change	4Q24	Change
Sources	12,803	3,847	8,956	3,506	9,297
Dividends and interest on capital received[1]	1,467	911	556	1,016	452
Portfolio management: divestments	8,893	-	8,893	-	8,893
Liability management: funding	2,443	2,936	(493)	2,490	(47)
Uses	(9,943)	(4,952)	(4,991)	(1,295)	(8,648)
Debt management: principal repayment	(8,796)	(3,767)	(5,029)	-	(8,796)
Interest and other financial expenses	(432)	(1,092)	660	(549)	117
Expenses (G&A, other expenses and taxes)	(34)	(92)	58	(16)	(18)
Portfolio management: acquisitions, contributions & repurchases	0	0	0	(608)	608
Portfolio management: capex	(4)	(1)	(3)	(6)	2
Preferential distribution	(677)	-	(677)	(116)	(561)
Excess/Cash consumption	2,860	(1,105)	3,965	2,211	649
Other cash effects[2]	(784)	(13)	(770)	(372)	(412)
Acquisition of non-controlling interests	(2,169)	-	(2,169)	-	(2,169)
Managerial Cash generation/consumption	(93)	(1,118)	1,026	1,839	(1,932)
Cash, cash equivalents and securities, initial	4,328	3,670	658	2,447	1,882
Cash, cash equivalents and securities	3,384	2,679	705	1,383	2,001
Securities	944	990	(46)	1,063	(119)
Managerial Cash generation/consumption	(93)	(1,118)	1,026	1,839	(1,932)
Update of investment value in specific entities and other non-cash effects	242	-	242	-	242
Exchange variation on cash and cash equivalents	(266)	33	(299)	43	(309)
Cash, cash equivalents and securities, final	4,211	2,584	1,627	4,328	(117)
Cash, cash equivalents and securities	3,209	1,626	1,583	3,384	(175)
Securities	1,002	958	44	944	58

Notes: (1) Includes the effects of capital reduction; (2) Composed mainly of the exchange rate variation of offshore cash.

In the quarter, the main cash movements at Cosan Corporate were: (i) the divestment of a 4.1% stake in Vale; (ii) the issuance of the 12th debenture; (iii) the receipt of R$1.3 billion from the capital reduction of Compass; (iv) liability management: prepayment of the 1st series of the 3rd debenture issuance, redemption of senior notes maturing in 2027, early repurchase offer of senior notes maturing in 2029, 2030, and 2031, and optional acquisition offer of the 5th and 6th debenture issuances; (v) redemption of a portion of the preferred shares issued by Cosan Nove; and (vi) distribution of capital reduction to the preferred shareholders of Cosan Nove and Cosan Dez.

Below, we present the main cash movements of the period in the chart:


(R$ '000)
8,893
2,443
(2,251)
(1,348)
(1,600)
(1,706)
(750)
(1,152)
(2,169)
Vale stake sale
12th issuance of debentures
Bond 2027
Bond 2029
Bond 2030
Bond 2031
3rd issuance 1st serie
Acquisition of 5th and 6th issuance of Debentures
Preferred shares redemption (Cosan Nove)
Sources
Uses

Cosan Corporate ended the quarter with a cash position of R$4.2 billion, in line with 4Q24.

C. Portfolio Performance

We present below Cosan's EBITDA under management, which includes (i) 100% of the subsidiaries' results and the joint venture Rumo, Compass, Moove, Radar, and Raízen, adjusted by non-recurring effects, when applicable; and (ii) EBITDA related to the investment in the associate company Vale, accounted for via the equity pickup method until 4Q24.

BRL mln	1Q25	1Q24	Change	4Q24	Change
EBITDA under management[1]	5,026	7,160	-30%	7,585	-34%
Rumo	1,635	1,689	-3%	1,667	-2%
Compass	1,297	893	45%	1,251	4%
Moove	232	341	-32%	297	-22%
Radar	141	136	3%	1,496	-91%
Raízen (100%)	1,720	3,674	-53%	3,093	-44%
Other[2]	-	426	n/a	(219)	n/a

Notes: (1) Adjusted EBITDA for one-off effects detailed on page 23 of this report, where applicable; (2) Includes Vale's equity pickup until 4Q24.

C.1 Rumo

Indicators	1Q25	1Q24	Change	4Q24	Change
Transported volume (mln RTK)	16,091	17,393	-7%	19,899	-19%
North operation	13,033	13,298	-2%	16,231	-20%
South operation	2,080	3,127	-33%	2,560	-19%
Container	977	968	1%	1,108	-12%
Yield (R$/000 RTK)	169	166	2%	152	11%
Adjusted EBITDA[1] (BRL mln)	1,635	1,689	-3%	1,667	-2%
Investments[2] (BRL mln)	1,765	967	82%	1,882	-6%

Notes: (1) Adjusted EBITDA for one-off effects detailed on page 23 of this report, where applicable; (2) Investments reported on a cash basis; include contracts with customers (IFRS 15) and excludes M&A.

The transported volume was 16.1 billion TKU in 1Q25, a decrease of 7% compared to the same period of the previous year, driven by (i) lower transport of agricultural commodities, fuels, and clinker, in the South Operation, due to the shutdown of the Tronco Sul line caused by extreme weather events in 2024, and (ii) a reduction in grain volume in the North Operation affected by the late harvest in Mato Grosso and a more adverse competitive environment, partially offset by an increase in the transport of industrial products.

The adjusted EBITDA totaled R$1.6 billion in the quarter, 3% lower versus 1Q24. The commercial and operational initiatives adopted throughout the quarter helped partially mitigate the adverse market impacts and the lower transported volume.

Rumo's market share in grain exports through the Port of Santos reached 44% in 1Q25, a decline of 8 percentage points compared to 1Q24. This reduction is explained, in part, by the higher participation of cargos originated from regions outside the company's service area along with a more competitive environment.

Investments totaled R$1.8 billion in the first quarter of 2025, mainly composed of projects focused on network expansion and modernization.

The Financial Statements and Earnings Release of Rumo are available at: ri.rumolog.com/en/.

C.2 Compass

Indicators	1Q25	1Q24	Change	4Q24	Change
Volume of natural gas distributed (000' cbm)	1,240	1,188	4%	1,320	-6%
Comgás	989	1,008	-2%	1,063	-7%
Other gas distributors	251	180	39%	257	-2%
Adjusted EBITDA[1] (BRL mln)	1,297	893	45%	1,251	4%
Gas distributors	964	881	9%	1,062	-9%
Marketing & Services	364	48	n/a	251	45%
Corporate + eliminations	(30)	(35)	-14%	(62)	-51%
Investments[2] (BRL mln)	466	531	-12%	713	-35%

Notes: (1) Excludes one-off effects detailed on page 23 of this report, where applicable; (2) Investments reported on a cash basis; includes contracts with customers (IFRS 15) and excludes M&A. The guidance disclosed by Compass includes investments on an accrual basis.

In 1Q25, Compass reported a 4% increase in the volume of natural gas distributed in relation to 1Q24, driven by: (i) the strong expansion of connections in the residential segment; (ii) higher volumes in the commercial segment due to the improvement in the gastronomic sector; (iii) the impact of increased demand in the chemical, ceramics and glass sectors in the industrial segment; and (iv) the greater contribution of EDGE's volume, which continues to advance in the expansion of the free market.

EBITDA was R$1.3 billion in the quarter, a growth of 45% compared to the same period of the previous year, because of better margins in the distribution segment and the positive result of LNG cargo optimization carried out by EDGE.

In the quarter, investments were 12% lower versus 1Q24, being allocated to the expansion of natural gas operations and EDGE projects.

The Financial Statements and Earnings Release of Compass are available at: compassbr.com.

C.3 Moove

Indicators	1Q25	1Q24	Change	4Q24	Change
Volume - lubricant sales[1] (000' cbm)	143	159	-10%	156	-8%
Net operating revenue (BRL mln)	2,342	2,440	-4%	2,596	-10%
Adjusted EBITDA[2] (BRL mln)	232	341	-32%	297	-22%
Adjusted EBITDA margin (%)	*9.9%*	*14.0%*	*-4.1 p.p.*	*11.4%*	*-1.5 p.p.*
Unit EBITDA (BRL/L)	1.63	2.14	-24%	1.91	-15%
Investments (BRL mln)	46	34	32%	47	-3%

Notes: (1) Considers the volume of lubricants and base oils sold; (2) Excludes one-off effects detailed on page 23 of this report, where applicable.

Moove's EBITDA was R$232 million in the quarter. The result indicates a decrease of 32% in relation to 1Q24 and 22% compared to 4Q24, due to the impact of the fire at Moove's biggest plant, located in Rio de Janeiro, as reported in Cosan´s material fact of February 10, 2025. This incident impacted the lubricants production and consequently affected the execution of the quarter commercial strategy.

C.4 Radar

Income statement for the period - BRL mln	1Q25	1Q24	Change	4Q24	Change
Net revenue	152	137	11%	830	-82%
Cost of goods and services sold	(9)	-	n/a	(583)	-98%
Gross profit	143	137	4%	246	-42%
Selling, general & administrative expenses	(22)	(18)	20%	(23)	-4%
Other net operating income (expenses)	(2)	(2)	-9%	1,271	n/a
Financial results	14	9	63%	20	-30%
Equity pickup	22	20	11%	2	n/a
Expenses with income and social contribution taxes	(21)	(19)	14%	(79)	-73%
Net income	134	126	6%	1,437	-91%
Financial results	(14)	(9)	63%	(20)	-30%
Expenses with income and social contribution taxes	21	19	14%	79	-73%
EBITDA	141	136	3%	1,496	-91%

In 1Q25, Radar's EBITDA, consisting of the revenue from the lease of agricultural properties in the portfolio, amounted to R$141 million, in line with the same period of the previous year.

The value of the land in the portfolio in 1Q25, reassessed at the end of 2024 based on the analysis of reports, market data, and sales quotations for potential transactions, was R$17.0 billion, of which approximately R$5.3 billion refers to Cosan's interest. It is worth noting that this quarter we executed the sale of a farm, and like the previous ones, it was sold above the appraisal value.

C.5 Raízen

Indicators	1Q25	1Q24	Change	4Q24	Change	2024/25	2023/24	Change
Crushed cane (mln ton)	1	1	-35%	14	-95%	78	84	-7%
Agricultural yield (TRS/ha)	10	8	17%	9	7%	10	12	10%
Ethanol sales volume (000' cbm)	788	876	-10%	895	-12%	3,329	3,085	8%
Raízen ethanol average price[1] (BRL/cbm)	3,176	2,380	33%	2,856	11%	2,863	2,734	5%
Sugar sales volume (000' ton)	969	1,936	-50%	1,168	-17%	5,006	5,727	-13%
Sugar average price (BRL/ton)	2,209	2,429	-9%	2,418	-9%	2,492	2,550	-2%
Fuel sales volume (000' cbm)[2]	8,149	8,366	-3%	8,786	-7%	34,350	35,135	-2%

Notes: (1) The average price of Raízen ethanol is composed of the price of own ethanol and the margin from resale and commercialization operations; (2) Total volume for the Fuel Distribution segment. Volume in Brazil disclosed according to the Sindicom methodology.

BRL mln	1Q25	1Q24	Change	4Q24	Change	2024/25	2023/24	Change
Adjusted EBITDA[1]	1,720	3,674	-53%	3,093	-44%	10,789	14,586	-26%
Etanol, Sugar and Bioenergy (ESB)	481	2,119	-77%	1,821	-74%	5,933	7,266	-18%
Fuel Distribution	1,504	2,027	-26%	1,588	-5%	6,013	7,236	-17%
Corporation, elimination and other	(265)	(472)	-44%	(316)	-16%	(1,157)	85	n/a
Investments[2]	4,507	5,120	-12%	2,796	61%	11,910	12,665	-6%

Notes: (1) Excludes one-off effects detailed on page 23 of this report, where applicable; (2) Investments reported on a cash basis; includes contracts with customers (IFRS 15) and excludes M&A.

In the 2024/25 crop year, Raízen processed a total of 78 million tons of sugarcane, a decrease of 7% compared to 2023/24, negatively impacted by wildfires and by the dry weather compromising the development and productivity of the sugarcane fields. The adjusted EBITDA for the quarter was R$ 1.7 billion, a decrease of 53% compared to 1Q24, and R$ 10.8 billion for the year, 26% lower. The reduction is mainly due to lower volumes of fuels and their own sugar sold, together with the lower contribution of trading operations, which pressured operating margins.

Etanol, Sugar and Bioenergy (ESB): The adjusted EBITDA was R$ 481 million in 1Q25, a decrease of 77% compared to the previous period due to lower own product volume, higher unit cost, lower milling and negative effects in trading operations, both in the quarter and the year.

Fuel Distribution: The adjusted EBITDA totaled R$ 1.5 billion, a decrease of 26% in the period due to lower inventory gains in Brazil and less favorable retail environment and a strong comparison base in Argentina.

Investments totaled R$ 4.5 billion in 1Q25, a reduction of 12% compared to the same period of the previous year.

The Financial Statements and Earnings Release of Raízen are available at: ri.raizen.com.br.

D. Appendices

Appendix I - ESG Highlights and Relevant Non-Financial Topics

The main events announced as of the reporting date of this earnings release follow.

Integrated Report 2024

In the first quarter of 2025, Cosan published the Integrated Report 2024, reinforcing its commitment to transparency in communication with its stakeholders and highlighting advances in sustainability and governance.

The portfolio companies also published their reports, which can be found: Raízen, Compass, and Rumo.

ISE B3

The Company was selected, for the fifth consecutive year, to be part of the 20th Portfolio of the B3 Sustainability Index ("ISE B3"), which recognizes companies with high performance in environmental, social, and governance (ESG) practices by B3, providing investors with a reference for responsible investment decisions, in addition to promoting the adoption of best practices, fundamental for business sustainability. Rumo and Raízen were once again recognized in the ISE B3.

Diversity

In relation to diversity and inclusion, Cosan joined the *Movimento Mulher 360*, publicly strengthening its commitment to gender equity in the corporate environment. The Diversity Policy was also launched (available on Cosan's website), which consolidates clear guidelines for promoting an increasingly inclusive environment.

Election of the Board of Directors and Fiscal Council

At the Shareholders Meeting held in April, the following members were elected to compose Cosan's Board of Directors (BoD) for the unified two-year term: Rubens Ometto, Marcelo Martins, Luis Henrique Guimarães, Burkhard Cordes, Pedro Mizutani; and as independent members: Luis Claudio Rapparini, Flávia Cruz Simon, Silvia Brasil Coutinho, and Vasco Augusto Pinto da Fonseca Dias Júnior. At the Shareholders Meeting, the members of the Fiscal Council were also elected for the next year. For more information about the BoD and Fiscal Council, see Cosan's website.

Appendix II - Financial Statements

Cosan Corporate

Income statement for the period - BRL mln	1Q25	1Q24	Change	4Q24	Change
Net revenue	-	0	n/a	0	n/a
Cost of goods and services sold	-	(0)	n/a	-	n/a
Gross profit	-	(0)	n/a	0	n/a
Selling, general & administrative expenses	(59)	(105)	-44%	(40)	48%
Other net operating income (expenses)	174	(14)	n/a	(122)	n/a
Equity pick-up	(766)	539	n/a	(5,212)	-85%
Financial results	(721)	(964)	-25%	(2,162)	-67%
Expenses with income and social contribution taxes	(659)	351	n/a	(2,173)	-70%
Non-controlling interest	244	1	n/a	199	23%
Discontinued operation	-	-	n/a	213	n/a
Net income (Loss)	(1,788)	(192)	n/a	(9,297)	-81%

Balance sheet - BRL mln	1Q25	4Q24
Cash and cash equivalents	3,209	3,384
Marketable securities	659	831
Other current assets	2,532	3,816
Current assets	6,400	8,031
Investments	24,978	34,739
Derivative financial instruments - LT	326	1,613
Property, plant and equipment	52	52
Intangible assets	11	10
Other non-current assets	2,434	3,032
Non-current assets	27,801	39,446
Total assets	34,200	47,477
Loans and borrowings - ST	453	443
Financial instruments and derivatives - ST	152	1,075
Trade accounts payable	1	3
Dividends payable	4	47
Payroll	13	43
Other current liabilities	612	868
Current liabilities	1,235	2,479
Loans and borrowings - LT	21,456	28,882
Financial instruments and derivatives - LT	40	30
Other non-current liabilities	2,072	2,038
Non-current liabilities	23,568	30,950
Total liabilities	24,803	33,429
Shareholders' equity	9,397	14,048
Total liabilities and shareholders' equity	34,200	47,477

Cash flow statement - BRL mln	1Q25	1Q24	Change	4Q24	Change
EBITDA	(647)	424	n/a	(5,157)	-87%
Noncash impacts on EBITDA	595	(500)	n/a	5,094	-88%
Changes in assets and liabilities	(44)	(2)	n/a	(124)	-65%
Operating financial result	270	63	n/a	54	n/a
Operating cash flow (a)	175	(15)	n/a	(133)	n/a
CAPEX	(4)	(1)	n/a	(6)	-35%
Dividends received	147	906	-84%	999	-85%
Other	9,257	8	n/a	(816)	n/a
Cash flow after investments (b)	9,400	913	n/a	177	n/a
Cost of debt	2,443	2,936	-17%	2,490	-2%
Loans amortization (Principal)	(8,796)	(3,767)	n/a	-	n/a
Dividends paid (d)	(371)	-	n/a	-	n/a
Loans amortization (Interest)	(589)	(639)	-8%	(664)	-11%
Leasing amortization	(2)	(2)	-	(2)	-
Derivative	156	(453)	n/a	114	37%
Other	(2,510)	(92)	n/a	(145)	n/a
Cash flow from financial activities (c)	(9,668)	(2,016)	n/a	1,794	n/a
Impact of exchange variation and MtM of shares on cash and cash equivalents	(24)	33	n/a	43	n/a
Cash generated/consumed in the period	(117)	(1,086)	-89%	1,881	n/a
Free cash flow to equity (FCFE) (a+b+c-d)	278	(1,118)	n/a	1,839	-85%

Cosan Consolidated S.A.

Income statement for the period - BRL mln	1Q25	1Q24	Change	4Q24	Change
Net revenue	9,663	9,842	-2%	11,768	-18%
Cost of goods and services sold	(6,792)	(6,928)	-2%	(8,361)	-19%
Gross profit	2,871	2,914	-1%	3,408	-16%
Selling, general & administrative expenses	(975)	(945)	3%	(1,122)	-13%
Other net operating income (expenses)	524	1	n/a	1,329	-61%
Impairment	(286)	-	n/a	(472)	-39%
Financial results	(1,903)	(1,779)	7%	(3,031)	-37%
Equity pick-up	(1,120)	58	n/a	(6,032)	-81%
Expenses with income and social contribution taxes	(1,047)	16	n/a	(2,805)	-63%
Non-controlling interest	148	(456)	n/a	(815)	n/a
Discontinued operation	-	-	n/a	242	n/a
Net income (Loss)	(1,788)	(192)	n/a	(9,297)	-81%

Balance sheet - BRL mln	1Q25	4Q24
Cash and cash equivalents	14,809	16,904
Marketable securities	2,837	3,273
Other current assets	10,407	10,598
Current assets	28,053	30,774
Marketable securities	343	113
Derivative financial instruments - LT	2,012	2,894
Investments	11,090	21,224
Investment properties	16,824	16,819
Property, plant and equipment	23,761	23,019
Intangible assets	26,590	26,331
Other non-current assets	18,812	20,092
Non-current assets	99,433	110,491
Total assets	127,486	141,266
Loans and borrowings - ST	2,628	4,403
Financial instruments and derivatives - ST	1,820	2,504
Trade accounts payable	3,887	5,169
Payroll	498	795
Other current liabilities	4,307	5,042
Current liabilities	13,140	17,913
Loans and borrowings - LT	58,053	62,052
Financial instruments and derivatives - LT	560	966
Other non-current liabilities	20,963	20,936
Non-current liabilities	79,575	83,955
Total liabilities	92,715	101,868
Shareholders' Equity	34,771	39,398
Total liabilities and shareholders' equity	127,486	141,266

Cash flow statement - BRL mln	1Q25	1Q24	Change	4Q24	Change
EBITDA	1,982	2,934	-32%	(1,679)	n/a
Noncash impacts on EBITDA	1,319	177	n/a	5,027	-74%
Changes in assets and liabilities	(2,065)	(1,496)	38%	(7)	n/a
Operating financial result	657	420	57%	453	45%
Operating cash flow (a)	1,893	2,036	-7%	3,794	-50%
CAPEX	(2,285)	(1,536)	49%	(2,649)	-14%
Dividends received	138	882	-84%	45	n/a
Other	7,621	1	n/a	(266)	n/a
Cash flow after investments (b)	5,474	(653)	n/a	(2,870)	n/a
Cost of debt	6,486	7,578	-14%	3,677	76%
Loans amortization (Principal)	(11,516)	(4,434)	n/a	(1,387)	n/a
Dividends paid (d)	(415)	(94)	n/a	(661)	-37%
Loans amortization (Interest)	(1,271)	(1,008)	26%	(1,244)	2%
Leasing amortization	(231)	(193)	20%	(228)	1%
Derivative	63	(892)	n/a	(139)	n/a
Other	(2,689)	(112)	n/a	(213)	n/a
Cash flow from financial activities (c)	(9,573)	846	n/a	(195)	n/a
Impact of exchange variation and MtM of shares on cash and cash equivalents	(94)	47	n/a	137	n/a
Cash generated/consumed in the period	(2,300)	2,275	n/a	866	n/a
Free cash flow to equity (FCFE) (a+b+c-d)	(1,791)	2,322	n/a	1,390	n/a

Appendix III - Segments Reported

Cosan Corporate: Reconciliation of the corporate structure which comprises: (i) senior management and corporate teams that incur general and administrative (G&A) expenses and other operating income (expenses), including pre-operational investments; (ii) equity pickup of assets, including the equity pickup from direct and indirect interests held in subsidiaries, jointly controlled entities, and associates and (iii) financial result attributed to cash and debts of the parent company, intermediary holding companies (Cosan Nove, and Cosan Dez), and offshore financial companies, among other expenses.


Cosan Corporate
Consolidation
Cosan S.A.
Cosan Dez
Cosan Nove
Offshores
Outros
88.0%
30.4%
70%
5%
39.1%
~30%
Compass
Rumo
Moove
Raízen
Radar
Cosan S.A. Parent Company
Operational companies
Intermediary holdings and other non-operating companies

Rumo: Brazil's largest independent rail logistics operator, which operates in nine Brazilian states through railroad concessions, providing services of railroad transportation, storage, and transshipment. **Rumo ("RAIL3")** has been listed since 2015 in B3's Novo Mercado segment.

Compass: **Compass** was created in 2020 with the purpose of expanding and diversifying the gas market in Brazil. In the Natural Gas Distribution segment, Compass has **Comgás** and **Commit**, which holds stakes in concessionaires in different states. The Marketing & Services portfolio, through the **Edge** brand, includes TRSP, biomethane contracts and assets, B2B LNG, and trading gas.

Moove: Based in Brazil, Moove produces, formulates, and distributes lubricants, base oils, and specialties, with operations in 11 countries across South America, North America, and Europe. The company distributes and sells products under the Mobil brand and various proprietary brands for different segments, including industrial, commercial, and passenger/cargo vehicles.

Radar: Includes stakes in the agricultural properties of the companies Radar, Tellus, and Janus, as along with the portfolio manager, represented by the JV with Nuveen, formed in March 2024. **Radar** is a reference in agricultural land management and invests in a diversified portfolio with high appreciation potential, encompassing around 303,000 hectares located in eight Brazilian states.

Raízen: A joint venture created by Cosan and Shell in 2011. Raízen is an integrated bioenergy company with a broad portfolio of renewable products and decarbonization solutions. Since August 2021, Raízen has been listed on B3 under the ticker **"RAIZ4"**.

Ethanol, Sugar, and Bioenergy (EAB) is comprised by the production, sourcing, marketing, and trading of sugar and ethanol, as well as the generation, marketing, and trading of bioenergy (mainly biomass and solar).

Fuel Distribution – Brazil includes the distribution of fuels, production, and sale of Shell lubricants. **Fuel Distribution - Argentina** encompasses refining and production of derivatives, fuel distribution, production and sale of Shell lubricants, Shell Select convenience stores, and the results of the operation in Paraguay. **Others** includes general and administrative expenses of Raízen's corporate structure, the results of Grupo Nós (Proximity and Convenience), other associates not related to the core business, and the Financial Services Unit.

Cosan Consolidated Accounting Result by Segment

The following table shows the 1Q25 results by business unit, as detailed previously, and on a consolidated basis. All information reflects the consolidation of 100% of the results of subsidiaries, regardless of Cosan's stake, since the Company holds a controlling stake in these companies, except for Raízen (IFRS 10 – for more information, see note 9.1 of the Financial Statements). Note that Cosan Corporate is a reconciliation composed of the Parent Company (Cosan S.A.) and other subsidiaries, as detailed on page 21. The following tables reflect the complete information provided in the Company's Financial Statements. For the purposes of EBITDA reconciliation and consolidation, in the column "Cosan Consolidated Accounting," "Eliminations" reflect the eliminations of operations among all businesses controlled by Cosan.

Results by Business Unit 1Q25	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	Deconsolidation Raízen	Eliminations	Cosan Consolidated
Net revenue	0	2,967	4,210	2,342	152	57,727	(57,727)	(7)	9,663
Cost of goods and services sold	-	(1,684)	(3,396)	(1,711)	(9)	(55,827)	55,827	7	(6,792)
Gross profit	0	1,263	814	631	143	1,900	(1,900)	-	2,871
Gross margin (%)	n/a	43%	19%	27%	94%	3%	-3%	-	30%
Selling expenses	-	(14)	(54)	(372)	-	(1,767)	1,767	-	(440)
General and administrative expenses	(59)	(149)	(181)	(123)	(22)	(505)	505	-	(535)
Other operating income (expenses)	174	(317)	384	(0)	(2)	(29)	29	-	238
Equity pickup	(766)	(9)	25	0	22	(36)	36	(391)	(1,120)
Depreciation and amortization	5	557	309	97	0	2,217	(2,217)	-	968
EBITDA	(647)	1,350	1,297	232	141	1,780	(1,780)	(391)	1,982
EBITDA Margin (%)	n/a	45%	31%	10%	93%	3%	-3%	n/a	21%
Adjusted EBITDA	(853)	1,635	1,297	232	141	1,720	(1,720)	(391)	2,061
Adjusted EBITDA Margin (%)	n/a	55%	31%	10%	93%	3%	-3%	n/a	21%
Depreciation and amortization	(5)	(557)	(309)	(97)	(0)	(2,217)	2,217	-	(968)
Financial result	(721)	(768)	(370)	(58)	14	(1,946)	1,946	(0)	(1,903)
Income and social contribution taxes	(659)	(122)	(197)	(47)	(21)	(173)	173	0	(1,047)
Non-controlling interest	244	67	(74)	(9)	(80)	(21)	21	(0)	148
Net income (Loss) attributable to controlling shareholders	(1,788)	(30)	346	21	54	(2,577)	2,577	(391)	(1,788)

Appendix IV – Reconciliation of EBITDA Adjustments

With the purpose of maintaining a normalized comparison basis, a description follows of non-recurring effects by business line, plus the adjustments indicated in the table, following the criteria below:

EBITDA

1Q25 BRL mln	Cosan Corporate	Rumo	Compass	Moove	Radar	Raízen	Desconsolidation JV	Eliminations	Cosan S.A.
Net income (Loss) attributable to controlling shareholders	(1,788)	(30)	346	21	54	(2,577)	2,577	(391)	(1,788)
Profit attributable to non-controlling shareholders	(244)	(67)	74	9	80	21	(21)	0	(148)
Income and social contribution taxes	659	122	197	47	21	173	(173)	(0)	1,047
Financial Result	721	768	370	58	(14)	1,946	(1,946)	0	1,903
Depreciation and amortization	5	557	309	97	0	2,217	(2,217)	-	968
EBITDA	(647)	1,350	1,297	232	141	1,780	(1,780)	(391)	1,982
Assets arising from contracts with clients (IFRS 15)	-	-	-	-	-	134	(134)	-	-
Change in Biological asset (IAS 40)	-	-	-	-	-	460	(460)	-	-
Leases (IFRS 16)	-	-	-	-	-	(1,769)	1,769	-	-
Non-recurring effects	(206)	286	-	-	-	1,116	(1,116)	-	79
Adjusted EBITDA	(853)	1,635	1,297	232	141	1,720	(1,720)	(391)	2,061

- **Cosan Corporate:**
  - Non-recurring effects: realization of previously deferred results from the sale of Vale shares.
- **Rumo:**
  - Non-recurring effects: provision for Malha Sul's impairment of R$286 million, non-cash.
- **Raízen:**
  - Assets arising from contracts with customers (IFRS 15): amortization of advance bonuses to customers (resellers) that are conditioned on terms and performance to be met, especially the consumption of volumes stipulated in the supply contract. As the contractual conditions are met, the bonuses are amortized and recognized as a reduction in the result in net operating revenue.
  - Variation of biological assets (IAS 40): elimination of the variation in the fair value of biological assets that is included in the cost of goods sold (COGS), as it does not reflect the company's result but the remeasurement of the generation of results with the biological asset over up to two years at market value.
  - Leases (IFRS 16): from the application of IFRS 16 and the new way of accounting for lease contracts, the amortizations of these contracts are now included in the total "Depreciation and Amortization," which is a component of the EBITDA calculation, resulting in higher EBITDA.
  - Non-recurring effects: Financial instruments linked to sugar and ethanol futures contracts and the divestment of international white sugar trading operations; Provision for expected credit losses related to white sugar trading operations in the external market that were divested; Provision for asset and investment losses, including the net effect of asset sales; Divestment of derivative trading operations (bunker - marine fuel); Non-recurring effects of provision for expected credit losses linked to fuel trading and distribution operations; Write-off of assets and review of extemporaneous credits, net of advantageous purchase effects; Non-recurring expenses related to the simplification of the corporate and administrative/operational structure in EAB and Fuel Distribution Brazil.